UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Final Amendment)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Bain Capital Private Credit

(Name of Issuer)

Bain Capital Private Credit

(Name of Person(s) Filing Statement)

Class S, Class D and Class I Shares of Beneficial Interest

(Title of Class of Securities)

BAT7080ZA, BAT7081ZA and BAT7082ZA

(CUSIP Number of class of securities)

Adriana Rojas Garzón, Esq.

BCPC Advisors, LP

200 Clarendon Street, 37th Floor

Boston, Massachusetts 02116

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard Horowitz, Esq.

Dechert LLP

Three Bryant Park, 1095 Avenue of the Americas

New York, NY 10036

May 1, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 1, 2025 by Bain Capital Private Credit (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 893,606 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class D common shares of beneficial interest and Class S common shares of beneficial interest, collectively, the “Shares”) at a price equal to the net asset value per Share of the applicable Class as of June 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on June 2, 2025.

2.	47,427 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The per Share net asset value of the Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $25.73.

4.

Payment of the purchase price of the Shares tendered was made in the form of non-interest bearing, non-transferable promissory notes issued to the shareholders of the Company whose tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer to Purchase. Pursuant to the promissory notes, the Fund paid on or about July 31, 2025, to the shareholders a total of $1,220,242, representing the net asset value as of June 30, 2025 of the total amount of Shares tendered by shareholders upon the terms and subject to the conditions set forth in the Offer to Purchase. The Shares were repurchased as of 4:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended.

Item 12.	Exhibits

(b)    Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BAIN CAPITAL PRIVATE CREDIT

By:	/s/ Amit Joshi
Name:	Amit Joshi
Title:	Chief Financial Officer and Principal Accounting Officer

Dated: August 1, 2025

EXHIBIT INDEX

Exhibit

EX-FILING FEES Calculation of Filing Fee Tables